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                               February 5, 2024

       Weilai Zhang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd
       Room 1802, Block D, Zhonghai International Center
       Hi-Tech Zone, Chengdu
       Sichuan Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Amendment No. 1 to
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            File No. 001-34944

       Dear Weilai Zhang:

            We have reviewed your amendment filed February 2, 2024 and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 4

   1. With respect to the disclosures required by Item 16I(b)(2), please supplementally clarify the jurisdiction in
which Antelope Enterprise Holdings Limited is organized or
                                                        incorporated and tell
us the percentage of your shares owned by governmental entities in that foreign
jurisdiction. In this regard, it appears that you are organized or incorporated in the British Virgin
Islands.
              Please contact Jennifer Thompson at 202-551-3737 or Andrew Mew at 202-551-3377
       with any questions.




                               Sincerely,
 Weilai Zhang
Antelope Enterprise Holdings Ltd
February 5, 2024
Page 2

FirstName LastNameWeilai Zhang
                                                Division of Corporation Finance
Comapany NameAntelope Enterprise Holdings Ltd
                                                Disclosure Review Program
February 5, 2024 Page 2
cc:       Joan Wu
FirstName LastName